This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Bassett Ventures Inc.

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 26, 2006

Item 3.

Press Release

May 26, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Bassett Ventures Inc. is pleased to announce the appointment of Mr. Harpreet Janda to the board of directors.

Mr. Harpreet Janda holds a Bachelors of Commerce degree, with a major in marketing and a minor in ebusiness, from the University of British Columbia.  From April 2004 to April 2005, Mr. Janda was employed by Petro Canada as an Analyst and currently Mr. Janda is a sales executive with Purolator.

Item 5.

Full Description of Material Change

Please see Item 4.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

President

Corporate Secretary

(604) 684-2181

            (604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 26th day of May 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

BASSETT VENTURES INC.

May 26, 2006

(No.2006-05-02)

Appointment of Harpreet Janda to the Board of Directors

Vancouver, BC – May 26, 2006 – Bassett Ventures Inc.  (CNQ: BAVI.U and NASD OTC BB: BAVNF) (the “Company”) is pleased to announce the appointment of Mr. Harpreet Janda to the board of directors.

Mr. Harpreet Janda holds a Bachelors of Commerce degree, with a major in marketing and a minor in ebusiness, from the University of British Columbia.  From April 2004 to April 2005, Mr. Janda was employed by Petro Canada as an Analyst and currently Mr. Janda is a sales executive with Purolator.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director

The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.